ImmunoPrecise Appoints Kristin Taylor as

Chief Financial Officer

VICTORIA, BRITISH COLUMBIA (CANADA), June 27, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, is pleased to announce the appointment of Kristin Taylor as Chief Financial Officer, effective immediately. Ms. Taylor has been serving as Interim CFO since September 19th, 2023, and now transitions into the role on a permanent basis.

Ms. Taylor is a seasoned financial executive with extensive experience in both early-stage and large growth companies, including those privately held, private equity-backed, and publicly listed. She has a strong background in driving growth, establishing infrastructure, and implementing effective strategies for value creation in dynamic, scaling environments. Prior to joining IPA, Ms. Taylor served as the Chief Financial Officer of Bay West LLC and B-MoGen Biotechnologies Inc., along with capital markets and liquidity management roles at Prime Therapeutics and Medtronic. Previous to her corporate experience, she held technical and consulting roles in public accounting. Her expertise spans growth strategies and execution, fundraising and recapitalizations, due diligence and acquisition integration, financial analysis, accounting, audit and tax compliance, staff leadership and development, process development and IT initiatives, and board and investor relations.

Ms. Taylor holds an MBA in Finance and Strategic Management from the Carlson School of Management at the University of Minnesota, where she was a Carlson Scholar, and a Bachelor of Science in Business Administration with a Major in Accounting and a Minor in Communications. She is also a Certified Public Accountant (inactive).

“We are thrilled to welcome Kristin to ImmunoPrecise as our new CFO,” said Jennifer Bath, CEO of IPA. “Her extensive experience and proven track record in financial leadership will be invaluable as we continue to drive our growth and strategic initiatives forward. Her performance during her interim tenure has been exemplary, and we are confident in her ability to lead our financial operations.”

About ImmunoPrecise Antibodies Ltd.

The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada)

Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

Investor contact: investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.

Forward-Looking Statement:

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.